SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)

of the Securities Exchange Act of 1934

LookSmart, Ltd.

(Name of Subject Company (Issuer))

LookSmart, Ltd.

(Name of Filing Person (Offeror/Issuer))

Common Stock (including the associated Preferred Share Purchase Rights)

Par Value $.001 Per Share

(Title of class of securities)

543442503

(CUSIP number of class of securities)

Stacey A. Giamalis, Esq.

Senior Vice President Legal and Human Resources, General Counsel and Secretary

LookSmart, Ltd.

625 Second Street

San Francisco, CA 94107

Telephone: (415) 348-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Jon Gavenman, Esq.

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, CA 94025

Telephone: (650) 324-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$20,023,750	$787

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 4,825,000 outstanding shares of common stock, par value $.001 per share, will be purchased at the maximum tender offer price of $4.15 per share.

**	The amount of the filing fee, calculated with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the tender offer by LookSmart, Ltd., a Delaware corporation (“LookSmart”), to purchase up to 4,825,000 shares of its common stock, par value $.001 per share (including the associated preferred share purchase rights), at a price not more than $4.15 nor less than $3.40 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 15, 2008 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is LookSmart, Ltd. The address of the principal executive offices of LookSmart is 625 Second Street, San Francisco, California 94107. The telephone number of the principal executive offices of LookSmart is (415) 348-7000.

(b) The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

LookSmart, Ltd. is the filing person. LookSmart’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Odd Lots; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”).

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a); (b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in Section 10 of the Offer to Purchase (“Information About LookSmart”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares; Material Arrangements”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 15, 2008

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated January 15, 2008

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated January 15, 2008

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Letter from Edward West, Interim Chief Executive Officer and President of LookSmart, Ltd., to stockholders of LookSmart, Ltd., dated January 15, 2008

(a)(5)(B)	Press release, dated January 15, 2008 (Incorporated by reference from the Current Report on Form 8-K filed by LookSmart on January 15, 2008)

(a)(5)(C)	Email to LookSmart personnel dated January 15, 2008

(a)(5)(D)	Press release dated December 19, 2007 (Incorporated by reference from the Current Report on Form 8-K filed by LookSmart on December 19, 2007)

(b)	Not applicable

(d)(1)	Preferred Shares Rights Agreement between LookSmart and Mellon Investor Services LLC, as Rights Agent, dated as of November 15, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on November 21, 2007)

(d)(2)	Forms of Stock Option Agreement used by LookSmart in connection with grants of stock options to employees, directors and other service providers in connection with its Amended and Restated 1998 Stock Plan (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on October 22, 2004)

(d)(3)	Form of cover sheet for use with Stock Option Agreement for grants of stock options to executives in connection with LookSmart’s Executive Team Incentive Plan, Plan Year 2006 (Incorporated by reference to LookSmart’s Quarterly Report on Form 10-Q filed on May 10, 2006)

(d)(4)	Form of cover sheet for use with Stock Option Agreement for grants of stock options to executives in connection with LookSmart’s Executive Team Incentive Plan, Plan Year 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on March 2, 2007)

(d)(5)	LookSmart Amended and Restated 1998 Stock Plan (Incorporated by reference to LookSmart’s Registration Statement on Form S-1 (File No. 333-80581) filed on June 14, 1999)

(d)(6)	LookSmart 1999 Employee Stock Purchase Plan, as amended (Incorporated by reference to LookSmart’s Registration Statement on Form S-8 (File No. 333-129987) filed on November 29, 2005)

(d)(7)	Zeal Media, Inc. 1999 Stock Plan (Incorporated by reference to LookSmart’s Registration Statement on Form S-8 filed on December 7, 2000)

(d)(8)	WiseNut, Inc. 1999 Stock Incentive Plan (Incorporated by reference to LookSmart’s Registration Statement on Form S-8 filed with the SEC on April 18, 2002)

(d)(9)	LookSmart 2007 Equity Incentive Plan, as amended (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on June 11, 2007)

(d)(10)	LookSmart, Ltd. Executive Team Incentive Plan, Plan Year 2006 (Incorporated by reference to LookSmart’s Quarterly Report on Form 10-Q filed on May 10, 2006)

(d)(11)	LookSmart, Ltd. Executive Team Incentive Plan, Plan Year 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on March 2, 2007)

(d)(12)	LookSmart, Ltd. Form Change of Control/Severance Agreement entered into by LookSmart and its Chief Financial Officer, its Senior Vice President Legal and Human Resources and General Counsel and Secretary, its Vice President, Product, its Vice President, Technology, its Vice President and General Manager, Advertising Networks and its Vice President and General Manager, Publisher Services (Incorporated by reference to LookSmart’s Quarterly Report on Form 10-Q filed on November 9, 2007)

(d)(13)	Employment offer letter between LookSmart and its Interim Chief Executive Officer and President, dated September 27, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on September 28, 2007)

(d)(14)	Employment offer letter between LookSmart and its Chief Financial Officer, dated November 15, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K/A filed on December 27, 2007)

(d)(15)	Employment offer letter between LookSmart and its Senior Vice President, Legal and Human Resources, General Counsel and Secretary, dated as of July 11, 2005 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on July 14, 2005)

(d)(16)	Employment offer letter between the Registrant and its Vice President and General Manager, Advertising Networks, dated March 22, 2007 (Filed with the Company’s Quarterly Report on Form 10-Q filed on May 10, 2007)

(d)(17)	Promotion letter between LookSmart and its Vice President, Technology, dated September 7, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on September 12, 2007)

(d)(18)	Promotion letter between LookSmart and its Vice President, Finance and Principal Accounting Officer, dated July 10, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on July 16, 2007)

(d)(19)	Employment offer letter between the Registrant and its Vice President and General Manager, Publisher Services, dated March 23, 2007 (Filed with the Company’s Quarterly Report on Form 10-Q filed on May 10, 2007)

(d)(20)	Form of Indemnification Agreement between LookSmart and each of its directors and officers (Incorporated by reference to LookSmart’s Registration Statement on Form S-1 (File No. 333-80581) filed on June 14, 1999)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOOKSMART, LTD.

By:	/s/ STACEY GIAMALIs

	Name:	Stacey Giamalis

	Title:	Senior Vice President Legal and Human Resources, General Counsel and Secretary

Dated: January 15, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 15, 2008

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated January 15, 2008

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated January 15, 2008

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Letter from Edward West, Interim Chief Executive Officer and President of LookSmart, Ltd., to stockholders of LookSmart, Ltd., dated January 15, 2008

(a)(5)(B)	Press release, dated January 15, 2008 (Incorporated by reference from the Current Report on Form 8-K filed by LookSmart on January 15, 2008)

(a)(5)(C)	Email to LookSmart personnel dated January 15, 2008

(a)(5)(D)	Press release dated December 19, 2007 (Incorporated by reference from the Current Report on Form 8-K filed by LookSmart on December 19, 2007)

(b)	Not applicable

(d)(1)	Preferred Shares Rights Agreement between LookSmart and Mellon Investor Services LLC, as Rights Agent, dated as of November 15, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on November 21, 2007)

(d)(2)	Forms of Stock Option Agreement used by LookSmart in connection with grants of stock options to employees, directors and other service providers in connection with its Amended and Restated 1998 Stock Plan (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on October 22, 2004)

(d)(3)	Form of cover sheet for use with Stock Option Agreement for grants of stock options to executives in connection with LookSmart’s Executive Team Incentive Plan, Plan Year 2006 (Incorporated by reference to LookSmart’s Quarterly Report on Form 10-Q filed on May 10, 2006)

(d)(4)	Form of cover sheet for use with Stock Option Agreement for grants of stock options to executives in connection with LookSmart’s Executive Team Incentive Plan, Plan Year 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on March 2, 2007)

(d)(5)	LookSmart Amended and Restated 1998 Stock Plan (Incorporated by reference to LookSmart’s Registration Statement on Form S-1 (File No. 333-80581) filed on June 14, 1999)

(d)(6)	LookSmart 1999 Employee Stock Purchase Plan, as amended (Incorporated by reference to LookSmart’s Registration Statement on Form S-8 (File No. 333-129987) filed on November 29, 2005)

(d)(7)	Zeal Media, Inc. 1999 Stock Plan (Incorporated by reference to LookSmart’s Registration Statement on Form S-8 filed on December 7, 2000)

(d)(8)	WiseNut, Inc. 1999 Stock Incentive Plan (Incorporated by reference to LookSmart’s Registration Statement on Form S-8 filed with the SEC on April 18, 2002)

(d)(9)	LookSmart 2007 Equity Incentive Plan, as amended (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on June 11, 2007)

(d)(10)	LookSmart, Ltd. Executive Team Incentive Plan, Plan Year 2006 (Incorporated by reference to LookSmart’s Quarterly Report on Form 10-Q filed on May 10, 2006)

(d)(11)	LookSmart, Ltd. Executive Team Incentive Plan, Plan Year 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on March 2, 2007)

(d)(12)	LookSmart, Ltd. Form Change of Control/Severance Agreement entered into by LookSmart and its Chief Financial Officer, its Senior Vice President Legal and Human Resources and General Counsel and Secretary, its Vice President, Product, its Vice President, Technology, its Vice President and General Manager, Advertising Networks and its Vice President and General Manager, Publisher Services (Incorporated by reference to LookSmart’s Quarterly Report on Form 10-Q filed on November 9, 2007)

(d)(13)	Employment offer letter between LookSmart and its Interim Chief Executive Officer and President, dated September 27, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on September 28, 2007)

(d)(14)	Employment offer letter between LookSmart and its Chief Financial Officer, dated November 15, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K/A filed on December 27, 2007)

(d)(15)	Employment offer letter between LookSmart and its Senior Vice President, Legal and Human Resources, General Counsel and Secretary, dated as of July 11, 2005 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on July 14, 2005)

(d)(16)	Employment offer letter between the Registrant and its Vice President and General Manager, Advertising Networks, dated March 22, 2007 (Filed with the Company’s Quarterly Report on Form 10-Q filed on May 10, 2007)

(d)(17)	Promotion letter between LookSmart and its Vice President, Technology, dated September 7, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on September 12, 2007)

(d)(18)	Promotion letter between LookSmart and its Vice President, Finance and Principal Accounting Officer, dated July 10, 2007 (Incorporated by reference to LookSmart’s Current Report on Form 8-K filed on July 16, 2007)

(d)(19)	Employment offer letter between the Registrant and its Vice President and General Manager, Publisher Services, dated March 23, 2007 (Filed with the Company’s Quarterly Report on Form 10-Q filed on May 10, 2007)

(d)(20)	Form of Indemnification Agreement between LookSmart and each of its directors and officers (Incorporated by reference to LookSmart’s Registration Statement on Form S-1 (File No. 333-80581) filed on June 14, 1999)

(g)	Not applicable

(h)	Not applicable